GRASIM

ADITYA BIRLA GROUP

82-3322

02055596

02 OCT 23 AM 9:01

13th October, 2002

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA
Fax :

By Air Mail

SUPPL

Dear Sir,

This is to inform you that at a meeting of the Board of Directors of Grasim Industries Limited held today, the Board has decided to augment the Company's holding in Larsen & Toubro Limited (L&T) beyond 15% of its total equity. Accordingly, Grasim and its wholly owned subsidiary, Samruddhi Swastik Trading And Investments Ltd. (SS) have decided to make a voluntary open offer to the public shareholders of L&T under Regulation 10 and other provisions of Chapter III of the SEBI Takeover Code, to acquire from them up to 49,732,070 fully paid-up equity shares of L&T (representing 20% of the total subscribed and fully paid-up equity capital of L&T, out of which upto 15% of the total subscribed and fully paid-up equity capital of L&T would be acquired by Grasim and upto 5% would be acquired by SS), at a price of Rs.190/- per fully paid-up equity share (the "Offer Price") payable in cash.

A copy of Press Release is also enclosed which is being released to the Press during the course of the day.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

Encl.a.a.

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

dlw 11/20

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October 13, 2002

PRESS RELEASE

The Board of Grasim Industries Limited (Grasim), a flagship company of the Aditya Birla Group, today approved an Open Offer for purchase of upto 20% of the Issued & Subscribed Equity Shares of Larsen & Toubro Limited (L&T) in accordance with the provisions and guidelines issued by Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeovers) Regulations, 1997.

The acquisition is planned to be done through Grasim and its wholly owned subsidiary, Samruddhi Swastik Trading And Investments Limited, acting in concert.

The offer price of Rs.190/- per share is higher compared to the average price of Rs.174.93 per share over the last 26 weeks and Rs.170.03 per share over the last 2 weeks on the National Stock Exchange, which has the highest trading volumes for L&T.

This initiative reflects Grasim's commitment to its strategic investment in L&T to enhance long-term shareholder value in both the Companies.

JM Morgan Stanley acted as Transaction Advisor and Mulla & Mulla & Craigie Blunt & Caroe acted as Legal Advisors.